Shanda’s Ongoing Compliance with NASDAQ Marketplace Rule 4350

Shanghai, China, September 3, 2008 — Shanda Interactive Entertainment Limited, or Shanda, a leading interactive entertainment media company in China, today announced that in accordance with filings made by certain of its shareholders with the Securities and Exchange Commission, Shanda ceased being a “controlled company” as defined under Rule 4350 of the NASDAQ Marketplace Rules, as of December 31, 2007 but is a “foreign private issuer” (as defined in Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended).

As a foreign private issuer, Shanda is permitted to follow home country practice in lieu of certain NASDAQ corporate governance rules, subject to certain requirements. Shanda has complied with all of the requirements of NASDAQ corporate governance rules, other than the requirements that:

•	the director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors;

•	the company must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws;

¡¤ the compensation of its chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

¡¤ the board of directors must be comprised of a majority of independent directors.